UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Scisparc, Ltd. f/k/a Therapix Biosciences Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 2.00 per share
(Title of Class of Securities)

88339A203
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88339A203

1	NAME OF REPORTING PERSON

Bigger Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		94,360 American Depositary Shares* 200,000 American Depositary Shares issuable upon exercise of Warrants (See Item 4)**
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

94,360 American Depositary Shares* 200,000 American Depositary Shares issuable upon exercise of Warrants (See Item 4)**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

94,360 American Depositary Shares* 200,000 American Depositary Shares issuable upon exercise of Warrants (See Item 4)**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.1%**
12	TYPE OF REPORTING PERSON

PN

* Each American Depositary Share represents 140 Ordinary Shares (as hereinafter defined).

** As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s outstanding Ordinary Shares, par value NIS 2.00 per share (the “Ordinary Shares”) held by the Reporting Person without reflecting for the exercise of the Warrants. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of American Depositary Shares that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of American Depositary Shares beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

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CUSIP No. 88339A203

1	NAME OF REPORTING PERSON

Bigger Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		94,360 American Depositary Shares* 200,000 American Depositary Shares issuable upon exercise of Warrants (See Item 4)**
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

94,360 American Depositary Shares* 200,000 American Depositary Shares issuable upon exercise of Warrants (See Item 4)**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

94,360 American Depositary Shares 200,000 American Depositary Shares issuable upon exercise of Warrants (See Item 4)**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.1%**
12	TYPE OF REPORTING PERSON

OO

* Each American Depositary Share represents 140 Ordinary Shares.

**As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s Ordinary Shares held by the Reporting Person without reflecting for the exercise of the Warrants. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of American Depositary Shares that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of American Depositary Shares beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

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CUSIP No. 88339A203

1	NAME OF REPORTING PERSON

Michael Bigger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		94,360 American Depositary Shares* 200,000 American Depositary Shares issuable upon exercise of Warrants (See Item 4)**
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

94,360 American Depositary Shares* 200,000 American Depositary Shares issuable upon exercise of Warrants (See Item 4)**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

94,360 American Depositary Shares* 200,000 American Depositary Shares issuable upon exercise of Warrants (See Item 4)**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.1%**
12	TYPE OF REPORTING PERSON

IN

* Each American Depositary Share represents 140 Ordinary Shares.

**As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of American Depositary Shares that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of American Depositary Shares beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

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CUSIP No. 88339A203

Item 1(a).	Name of Issuer:

Scisparc, Ltd. f/k/a Therapix Biosciences Ltd., an Israeli corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

16 Abba Hillel Road
Ramat Gan 5250608, Israel

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Bigger Capital Fund, LP (“Bigger Capital”)

2285 Spruce Goose Street, Suite A229

Las Vegas, NV 89135

Citizenship: Delaware

Bigger Capital Fund GP, LLC (“Bigger GP”)

2285 Spruce Goose Street, Suite A229

Las Vegas, NV 89135

Citizenship: Delaware

Michael Bigger

2285 Spruce Goose Street, Suite A229

Las Vegas, NV 89135

Citizenship: USA

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value NIS 2.00 (the “Ordinary Shares”).

Item 2(e).	CUSIP Number:

88339A203

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CUSIP No. 88339A203

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

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CUSIP No. 88339A203

Item 4.	Ownership

Each American Depositary Share represents 140 Ordinary Shares.

(a)	Amount beneficially owned:

As of December 31, 2020, Bigger Capital beneficially owned 94,360 American Depositary Shares and an aggregate of 200,000 American Depositary Shares currently issuable upon the exercise of Warrants with an exercise price of $5.02 per American Depositary Share (the “Warrants”). As described below, the Warrants contain a 4.99% beneficial ownership limitation.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the (i) 94,360 American Depositary Shares and (ii) 200,000 American Depositary Shares issuable upon exercise of Warrants beneficially owned by Bigger Capital.

Mr. Bigger, as the managing member of Bigger GP may be deemed to beneficially own the (i) 94,360 American Depositary Shares beneficially owned by Bigger Capital, and (ii) 200,000 American Depositary Shares issuable upon exercise of Warrants owned by Bigger Capital.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Ordinary Shares owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the Ordinary Shares beneficially owned by Bigger Capital. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on 145,148,593 American Depositary Shares outstanding as of November 20, 2020, based on information in the Issuer’s Prospectus filed under Rule 424B4 on November 20, 2020 with the Securities and Exchange Commission. As described above, each American Depositary Share represents 140 Ordinary Shares.

As of the close of business on December 31, 2020, each of Bigger Capital, Bigger GP and Mr. Bigger may be deemed to beneficially own approximately 9.1% of the outstanding Ordinary Shares.

Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise the Warrants to the extent the Reporting Persons or affiliates of the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding Ordinary Shares (the “Blocker”), and the percentage set forth in Row 11 of the cover page for each Reporting Person as well in this Item 4(b) gives effect to the Blocker.

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CUSIP No. 88339A203

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bigger GP and Mr. Bigger may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by Bigger Capital.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 88339A203

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2021

Bigger Capital Fund, LP		Bigger Capital Fund GP, LLC

By:	Bigger Capital Fund GP, LLC, its general partner	By:	/s/ Michael Bigger
Michael Bigger
By:	/s/ Michael Bigger		Managing Member
Michael Bigger
Managing Member
/s/ Michael Bigger
MICHAEL BIGGER
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